Oncolytics Biotech® to Present at the RBC Capital Markets 2018 Healthcare Conference

CALGARY, AB and SAN DIEGO, CA February 14, 2018 -- Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), a biotech company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems to turn “cold” tumors “hot”, today announced that it will present at the RBC Capital Markets 2018 Healthcare Conference. The presentation, by Dr. Matt Coffey, President & CEO of Oncolytics, will take place at 3:05 pm ET, on Wednesday, February 21, 2018 in the Kennedy II Room on the fourth floor of The Lotte New York Palace Hotel. The conference takes place on February 21st & 22nd in New York, NY.

“We are excited to provide an update on our recent progress as we work toward executing on several important milestones this year,” said Dr. Matt Coffey, President & CEO of Oncolytics. “Building on last year’s momentum, we continue to pursue Breakthrough Therapy Designation and Special Protocol Assessment as we prepare to initiate our phase 3 registration study of REOLYSIN in metastatic breast cancer before the end of September this year. In addition to our regulatory and clinical work we anticipate being able to announce the results of our vote on a share consolidation – our final step in relisting on NASDAQ – and are pursuing attractive partnership opportunities.”

A live audio link to the webcast session will be available on the Company's website at http://www.oncolyticsbiotech.com/investor-centre/presentations. It is recommended that listeners log on 10 minutes in advance of a live session to register and download any necessary software. An audio replay will be accessible approximately two hours following the presentation on the Oncolytics website.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype – turning “cold” tumors “hot” – through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact
Michael Moore
Vice President, Investor Relations & Corporate Communications
858-886-7813
mmoore@oncolytics.ca

Investor Relations
Robert Uhl
Westwicke Partners
858-356-5932
robert.uhl@westwicke.com

Media Contact
Mark Corbae
Canale Communications
619-849-5375
mark@canalecomm.com